SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 May 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This announcement contains inside information.

                                                                                                               May 10, 2018

BT ANNOUNCES TRIENNIAL PENSION FUNDING VALUATION

BT and the Trustee of the BT Pension Scheme ('BTPS', or the 'Scheme') have reached agreement on the 2017 triennial funding valuation (the '2017 valuation') and recovery plan. The funding deficit at 30 June 2017 is £11.3bn, with the increase from the 2014 valuation mostly due to a fall in long-term real interest rates.

The deficit will be met over a 13 year period, maintaining the remaining period of the previous plan.

The deficit contributions have three components:

1.   Payments by BT within the 3 years to 31 March 2020 totalling £2.1bn:
-     This is equal to the amount due over the same period under the previous recovery plan
-     £850m of this was paid in March 2018 and the remaining £1,250m is to be paid by 30 June 2019

2.   A further £2.0bn contribution, due to be funded from the proceeds of the issuance of bonds, which will be held by the BTPS. The bonds will be:
-     issued as soon as practicable under BT's Euro Medium Term Note Programme
-     sterling denominated and have maturities ranging from 2033 to 2042
-     £1.0bn fixed interest and £1.0bn CPI-linked

3.   For the 10 years from 1 April 2020 to 31 March 2030, BT will make annual payments of around £900m typically by 31 March each year:
-     £400m of BT's contribution in the financial year 2020/21 will be made by 30 June 2020

This means that the recovery plan includes material contributions by BT to the Scheme of £4.5bn by 30 June 2020, when the next valuation is expected to take place.

An important aspect of the agreement relates to lowering the level of investment risk in the Scheme, as well as continuing to de-risk in the future.  Steps have already been taken to move 15% of the assets from growth assets, such as equities and property, to lower-risk investments, such as bonds, providing a substantial reduction in risk for the Scheme and BT.

BT has agreed to continue to provide the Trustee with certain protections, on terms broadly in line with those agreed at the 2014 valuation. The approach for shareholder distributions has been updated so that BT will provide additional payments to the Scheme by the amount they exceed a threshold. The threshold allows for dividend per share growth of 10% pa on a cumulative basis and an additional £200m pa for share buybacks.

The valuation documentation will be submitted to the Pensions Regulator within ten working days of its completion as required by legislation. BT and the Trustee will continue to monitor the funding position of the BTPS, with the next formal review expected to be undertaken in the normal way at the 2020 valuation.

We previously announced the closure of Sections B and C of the BTPS (representing over 99% of the BTPS active membership) to future benefit accrual, which is expected to take effect from 30 June 2018. The employees impacted by this change will be able to join the BT Retirement Saving Scheme ('BTRSS'), our main defined contribution scheme, for future pension provision. Benefits accrued in the BTPS for service prior to 1 July 2018 will remain preserved within the BTPS and subject to revaluation in line with the BTPS rules and relevant legislation. And we are increasing our company contribution rates to the BTRSS. Over the coming year, we will establish a new hybrid pension arrangement for non-management employees ('team members') leaving the BTPS. It is intended that this new arrangement will combine elements of both defined benefit and defined contribution pension schemes and be designed to support those team members on lower pay scales, giving them another option for their retirement savings. These changes will reduce the build-up of future defined benefit pension risk.

Simon Lowth, BT CFO, said: "I am pleased that together with the Trustee we have reached an agreement over the pension fund valuation and recovery plan that is both fair and affordable. It draws a line under a key source of uncertainty for BT, the Scheme members, and all our stakeholders, and allows us to move ahead with confidence as we deliver on our strategic initiatives such as investing in our network and improving customer experience. This agreement is consistent with our funding priorities of investing in the business, supporting our pension funds, paying progressive dividends and maintaining a healthy balance sheet. The closure of the Scheme and the investment strategy agreed will materially reduce pensions risk for the company."

Paul Spencer, CBE, Chairman of the BTPS Trustee, said: "The Trustee is pleased to have reached agreement with BT on the valuation of the Scheme as at 30 June 2017.  The valuation reflects the economic and market conditions at the valuation date and secures an updated and improved funding plan for the Scheme supported by a range of protections. The substantial contributions agreed with BT in the near term, together with ongoing developments in the Scheme's investment strategy, are expected to lead to a material improvement in the stability of the Scheme's funding position."

Further information

1. Funding position

1.1 The funding deficit at 30 June 2017 is £11.3bn.

1.2 A summary of the funding position and principal assumptions is shown in the table below.

	June 2014	June 2017
Assets (£bn)	40.2	49.1
Liabilities (£bn)	(47.2)	(60.4)
Deficit (£bn)	(7.0)	(11.3)
Funding level	85%	81%

Contribution rate for future benefits1	16.0%	16.9%2
Real discount rate	1.0%	(0.8)%
RPI inflation	3.5%	3.4%
CPI inflation	2.5%	2.4%

1 % of pensionable salaries.
2 payable until 30 June 2018 when Sections B and C of the BTPS are expected to close to future benefit accrual. These sections represent over 99% of the BTPS active membership. Contributions towards the cost of administering the Scheme, PPF levies and providing future benefits for the remaining members will continue to be made after this date

1.3 Average life expectancies, for members 60 years of age, are as follows.

Years	June 2014	June 2017
Male in lower pay bracket	26.1	25.9
Male in medium pay bracket	27.5	27.2
Male in high pay bracket	29.0	28.6
Female in lower pay bracket	28.9	28.6
Female in high pay bracket	29.2	28.9
Average improvement3	1.3	0.9

1.4 Between June 2014 and June 2017, the Scheme benefited from asset returns of 10.5% pa, that were higher than assumed under the 2014 funding assumptions, and £2.0bn of deficit contributions.  The fall in long-term real interest rates resulted in an increase in liabilities, which has more than offset the improvements in the Scheme's assets.

1.5 There has been a reduction in the liabilities as a result of allowing for slower improvements to life expectancy being forecast by actuaries. This impact has been broadly offset by the impact of changes to the investment strategy that have reduced the level of investment risk in the Scheme.

1.6 The valuation documentation will be submitted to the Pensions Regulator within ten working days of its completion as required by legislation.

2. Investment strategy and return expectations
2.1 At the 2014 valuation, the funding approach assumed the Scheme would hold 60% of its investments in growth assets (such as equities and property) for a period, before de-risking to a low-risk investment approach by 2034.

2.2 The 2017 funding approach incorporates an allowance for a substantial reduction in the level of investment risk for the Scheme, compared to the approach underlying the 2014 agreement. A 15% reduction in growth assets has already been implemented in line with this new approach, enabling BT and the Scheme to benefit from a lower level of investment risk.  Further de-risking will take place to reach a low risk investment approach by 2034.

2.3 The discount rate at 30 June 2017 has been derived from prudent investment return expectations above a risk-free yield curve based on gilt and swap rates, reflecting the revised investment strategy over time. This approach gives a prudent discount rate of 1.4% per year above the risk-free yield curve initially, trending down to 0.7% per year above the risk-free yield curve in the long-term. The assumption is equivalent to using a flat discount rate of 1.0% per year above the yield curve.

3 for a member retiring at age 60 in 10 years' time

3. Funding
3.1 The recovery plan is shown in the table below.
Year to March	June 2014, £m	June 2017, £m
2015	1,5004
2016	250
2017	250
2018	688	850
2019	699	2,0005
2020	711	1,2506
2021	724	9007
2022	670	9008
2023	670	907
2024	670	907
2025	495	907
2026	495	907
2027	495	907
2028	495	907
2029	495	907
2030	289	907

4. Bond issuance
4.1 The BTPS is due to fully subscribe for £2bn of bonds, to be issued as soon as practicable by BT under BT's Euro Medium Term Note Programme. The bonds will be issued in 3 fixed interest and 3 CPI-linked tranches:
●    15 years: £330m fixed interest, and £330m CPI linked
●    21 years: £330m fixed interest, and £330m CPI linked
●    24 years: £340m fixed interest, and £340m CPI linked

4.2 The coupon on the CPI-linked bonds will increase annually in line with CPI. At maturity, each tranche of CPI-linked bonds will be repaid at a premium equal to cumulative CPI. For these purposes, annual CPI movements will be capped at 5% and floored at 0%.

4.3 It has been confirmed on behalf of the BTPS that it intends to sell no more than £600m in aggregate nominal amount from the six bond tranches over the three years following their issue.

4 payable by 30 April 2015
5 BT expects to fund this contribution (due to be paid as soon as practicable, but no later than 30 June 2019) from the proceeds of a bond issuance by British Telecommunications plc which will be held by the BTPS
6 payable by 30 June 2019
7 £400m payable by 30 June 2020
8 £200m payable by 30 June 2021

5. Protections

BT has agreed to continue to provide the Trustee with certain protections.

5.1. Shareholder distributions

5.1.1 Continuation of the protection which provides additional payments to the Scheme by the amount that shareholder distributions exceed a threshold. The threshold has been updated to allow for 10% pa dividend per share growth plus £200m pa of share buybacks on a cumulative basis. This obligation applies until 30 June 2021 or the finalisation of the next valuation, if earlier.

5.1.2. BT has agreed to consult with the Trustee if it considers share buybacks in excess of £200m pa or making a special dividend. This obligation is on-going unless otherwise terminated.

5.2. Material corporate events

5.2.1. Continuation of the protection, such that in the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12 month period, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds. This obligation applies until the next valuation is signed.

5.2.2. BT has agreed to consult with the Trustee if: it considers making acquisitions with a total cost of more than £1bn in any 12 month period; it considers making disposals of more than £1bn; or it considers making a Class 1 transaction which will have a material impact on the Scheme (acquisition or disposal); or it is subject to a takeover offer. This obligation is on-going unless otherwise terminated.

5.2.3. BT has also agreed to advise the Trustee should there be other material corporate events which may impact BT's covenant to the Scheme. This obligation is on-going unless otherwise terminated.

5.3. Negative pledge

5.3.1. Continuation of the protection that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc. This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

ENDS

The person responsible for making this announcement is Dan Fitz, BT's Company Secretary.

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our website. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.
About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 10 May 2018